UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 25, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 25 July 2022 entitled ‘Vodafone Group PlC Q1 FY23 trading update’.

Vodafone Group Plc Q1 FY23 trading update

25 July 2022

Continued growth in both Europe and Africa, performance in line with expectations

●	Group service revenue growth of 2.5%* (Q4: 2.0%*)

●	Germany service revenue declined by 0.5%* (Q4: 0.8%*), largely reflecting the impact of the new Telecommunications Act

●	Europe growth supported by growth acceleration in the UK

	Q1 FY23	Q1 FY22	Reported	Organic
Q1 performance summary	€m	€m	growth %	growth %[1]
Service revenue	9,514	9,390	1.3	2.5
- of which Germany	2,857	2,872	(0.5)	(0.5)
Other revenue	1,764	1,711
Total revenue	11,278	11,101	1.6	2.7

1. Organic growth is a non-GAAP measure. All amounts marked in the commentary with an '*' represent organic growth. See page 8.

●	Europe Consumer contract mobile ARPU grew by 0.7% year-on-year. We added 215,000 mobile contract customers and lost 72,000 broadband customers in the quarter

●	Vodafone Business service revenue growth of 1.7%*, supported by higher roaming and digital services revenue

●	Growth in Africa supported by data revenue and financial services growth, as our M-Pesa customer base grew to almost 50 million in the quarter

●	Service revenue in Turkey increased to 35.8%*, driven by higher inflation, impacting Group service revenue growth by an additional 0.3pp. Group service revenue growth excluding Turkey was 1.6%* (Q4: 1.4%*)

●	On track to deliver FY23 guidance with Adjusted EBITDAaL expected to be between €15.0 – €15.5 billion and Adjusted FCF of c.€5.3 billion

Nick Read, Group Chief Executive, commented:

“We have executed in line with our expectations, delivered another quarter of growth in both Europe and Africa, and seen an acceleration in business growth. Whilst we are not immune to the current macroeconomic challenges, we’re on track to deliver financial results for the year in line with our guidance.

Our near-term focus on our operational and portfolio priorities remains unchanged. We’ve made good progress towards stabilising our commercial performance in Germany, and we continue to actively pursue opportunities with Vantage Towers and to strengthen our market positions in Europe.”

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 10:00 BST on 25 July 2022. The webcast and supporting information can be accessed at investors.vodafone.com

Operating review A new generation connectivity & digital services provider

Our vision is to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society. We continue to make progress on the next phase of our strategy, which focuses on driving shareholder returns through growth. This is being delivered through three customer commitments and three enabling strategies, all of which work together towards realising our vision.

Customer commitments		Enabling strategies
●	Best connectivity products and services	●	Simplified and most efficient operator
●	Leading innovation in digital services	●	Social contract shaping the digital society
●	Outstanding digital experiences	●	Leading gigabit networks

	Units	Q1 FY23	Q1 FY22
Customer commitments
Best connectivity products & services
Europe mobile contract customers[1]	million	66.5	65.6
Europe broadband customers[1]	million	25.5	25.6
Europe Consumer converged customers[1]	million	9.2	8.0
Europe mobile contract customer churn	%	13.0	13.0
Africa mobile customers[2]	million	185.7	181.6
Africa data users[2]	million	88.0	87.2
Business service revenue growth*	%	1.7	2.7
Leading innovation in digital services
Europe TV subscribers[1]	million	21.8	22.3
IoT SIM connections	million	159.0	129.8
Africa M-Pesa customers[3]	million	49.7	47.6
Africa M-Pesa transaction volume[3]	billion	5.7	4.5
Outstanding digital experiences
Digital channel sales mix[4]	%	24	23
End-to-end TOBi completion rate5 6%		45	40
Enabling strategies
Leading gigabit networks
5G available in European cities[1]	#	318	243
Europe on-net gigabit capable connections[1]	million	49.5	44.6
Europe on-net NGN broadband penetration[1]	%	30	30
Simplified & most efficient operator
Europe markets where 3G switched off[1]	#	4	3

1. Including VodafoneZiggo | 2. Africa including Safaricom | 3. Africa excluding Egypt, including Safaricom | 4. Based on Germany, Italy, UK, Spain only | 5. Group excluding Egypt | 6. Defined as percentage of total customer contacts resolved without human interaction through TOBi

Further detailed information on our strategy can be found through the following links:

Resource	Link
Second phase of strategy	vodafone.com/ar2022
Digital services & outstanding experience	investors.vodafone.com/digital-services
Leading gigabit networks	investors.vodafone.com/vtbriefing
Vodafone Business	investors.vodafone.com/vbbriefing
Vantage Towers	vantagetowers.com

Our purpose We connect for a better future

We believe that Vodafone has a significant role to play in contributing to the societies in which we operate, and we want to enable an inclusive and sustainable digital society. We continue to make progress against our purpose strategy and provided a full update on our progress in our recently published FY22 Annual Report and supplementary materials.

More information can be found here: investors.vodafone.com

Spirit Beat

Spirit Beat is our bi-annual employee survey that measures progress on how people experience our culture ‘Vodafone Spirit’, engagement, and connection to our purpose.

The results from the latest survey in April show our employee engagement index remained high at 72 (2021: 73) and 92% of employees feel that their daily work contributes significantly to Vodafone’s purpose ‘We connect for a better future’. We are encouraged to see an increase to 71% of employees experiencing their managers acting on Spirit Beat (2021: 64%). Teams with managers embracing and taking action had a higher Spirit Index (+10pt) and engagement score (+10pt). Following our global standards for new hybrid ways of working, the survey shows that those who are hybrid-working score higher in ‘Get it done, together’ behaviours.

Circular Economy

Digitalisation is key to saving energy, using natural resources more efficiently and creating a circular economy. We recognise that to build a circular economy we need to tackle not only our network waste, but also device waste.

In line with our circular economy plan, announced in February 2022, to help extend the life of mobile phones and increase the reuse and responsible recycling of handsets; Vodafone Germany launched it’s ‘One For One’ initiative tackling e-waste, committing to recycle one mobile phone for every mobile phone sold to a private customer.

Reporting

We report against a number of voluntary reporting frameworks to help stakeholders understand our sustainable business performance. We have published our second standalone Task Force on Climate-related Financial Disclosures (‘TCFD’) report, responses to Sustainability Accounting Standards Board (‘SASB’) Standards and published our ESG Addendum, a comprehensive spreadsheet that includes data on environmental, social and governance (‘ESG’) topics.

Our ESG Reporting can be found here: investors.vodafone.com/ESG

Performance review Sustained growth in both Europe and Africa

●	Group revenue increased by 1.6%, supported by service revenue growth in Europe and Africa

●	Group service revenue growth of 2.5%*, with growth across Consumer and Business segments

●	Good service revenue trend impacted by 0.5%* decline in Germany, offset by acceleration in the UK

●	Service revenue in Turkey increased to 35.8%*, driven by higher inflation, impacting Group service revenue growth by an additional 0.3pp. Group service revenue growth excluding Turkey was 1.6%* (Q4: 1.4%*).

●	On track to deliver FY23 guidance with Adjusted EBITDAaL expected to be between €15.0 – €15.5 billion and Adjusted FCF of c.€5.3 billion

Organic growth

All amounts marked with an ‘*’ in the commentary represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey in Q1 FY23 and other adjustments to improve the comparability of results between periods. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 8 for more information.

Geographic performance summary

					Other		Other	Vantage	Common
	Germany	Italy	UK	Spain	Europe	Vodacom	Markets	Towers	Functions	Eliminations	Group
Q1 FY23
Service revenue	2,857	1,052	1,360	898	1,254	1,214	814	–	128	(63)	9,514
Other revenue	414	114	308	90	162	366	98	325	207	(320)	1,764
Total revenue (€m)	3,271	1,166	1,668	988	1,416	1,580	912	325	335	(383)	11,278
Organic service revenue growth (%)[1]	(0.5)%	(2.3)%	6.5%	(3.0)%	2.5%	2.9%	24.7%	–			2.5%

Q1 FY22
Service revenue	2,872	1,076	1,256	925	1,228	1,126	829	–	125	(47)	9,390
Other revenue	340	166	296	105	156	338	91	303	220	(304)	1,711
Total revenue (€m)	3,212	1,242	1,552	1,030	1,384	1,464	920	303	345	(351)	11,101

	FY22							FY23
Organic service revenue growth %[1]	Q1	Q2	H1	Q3	Q4	H2	Total	Q1
Germany	1.4	1.0	1.2	1.1	0.8	1.0	1.1	(0.5)
Italy	(3.6)	(1.4)	(2.5)	(1.3)	(0.8)	(1.0)	(1.8)	(2.3)
UK	2.5	0.6	1.2	0.9	2.0	1.4	1.3	6.5
Spain	0.8	(1.9)	(0.6)	(1.6)	(5.1)	(3.4)	(2.0)	(3.0)
Other Europe	4.2	2.4	3.3	2.9	2.7	2.8	3.0	2.5
Vodacom	7.9	3.1	5.4	4.4	3.1	3.7	4.6	2.9
Other Markets	18.4	19.7	19.1	19.8	19.8	19.8	19.4	24.7
Vantage Towers	–	–	–	–	–	–	–	–
Group	3.3	2.4	2.8	2.7	2.0	2.3	2.6	2.5

Downloadable performance information is available at: https://investors.vodafone.com/reports-information/results-reports-presentations

Note:

1.	Organic service revenue growth is a non-GAAP measure. See page 8 for more information.

Germany Commercial momentum gradually recovering in line with expectations

Service revenue declined by 0.5%* (Q4: 0.8%*), primarily reflecting broadband and TV customer losses in H2 FY22, related to the impact of new sector legislation. Retail service revenue was broadly stable at -0.1%* (Q4: 1.2%*).

Fixed service revenue declined by 1.6%* (Q4: -0.4%*), driven by the lower broadband and TV customer base, as a result of specific operational challenges related to the implementation of policies to comply with the new Telecommunications Act, which came into effect in December 2021. Our cable broadband customer base declined by a further 34,000, and we lost 30,000 DSL broadband customers in the quarter. As expected, the scale of customer losses has reduced from Q4 FY22, following remedial activity with both our IT systems and customer journeys, and the gradual unwind of churn related to the Telecommunications Act. Half of our cable broadband customers now subscribe to speeds of at least 250Mbps, and Gigabit speeds are available to 24.0 million households across our hybrid fibre cable network.

Our converged customer base remained broadly stable at 2.4 million Consumer converged accounts. Our TV customer base declined by 79,000 reflecting the impact of the new sector legislation.

Mobile service revenue increased by 0.8%* (Q4: 2.4%*). We added 6,000 contract customers in the quarter, with continued good demand from the public sector partially offset by Consumer disconnections related to the new Telecommunications Act. We added a further 2.7 million IoT connections in the quarter, supported by strong demand from the automotive sector.

Italy, UK, Spain and Other Europe Similar trends quarter-on-quarter, growth acceleration in the UK

Italy

Service revenue declined by 2.3%* (Q4: -0.8%*) as a result of continued promotional intensity in the mobile value segment. The slowdown in quarterly trends reflected higher than usual wholesale MVNO revenue in Q4 FY22, partially offset by good Business demand.

In mobile, market mobile number portability (‘MNP’) volumes remained stable. Our second brand ‘ho.’ continued to grow, with 65,000 net additions, and now has 2.9 million customers.

Our fixed line broadband customer base remained broadly stable at over 3.0 million, declining by 18,000 in the quarter. We also added 11,000 fixed-wireless access customers in the quarter, which are included in our mobile customer base. Our Consumer converged customer base is 1.3 million and 53% of our broadband customer base is converged.

Our next generation network (NGN) broadband services are now available to 25.9 million households, including 9.2 million through our own network and our partnership with Open Fiber. We also cover over 3 million households and businesses with fixed-wireless access, offering speeds of up to 100Mbps.

UK

Service revenue increased by 6.5%* (Q4: 2.0%*), driven by contractual annual price increases, customer base growth, higher MVNO revenue, and higher roaming and visitor revenue. The quarter-on-quarter improvement was further supported by Business service revenue trends.

In mobile, we added 18,000 contract customers in the quarter as we focused on implementing price actions across our customer base and Consumer retail plans. Our customer consideration rate remained strong, and we did not see a material impact on customer churn. Our digital prepaid sub-brand ‘Voxi’ also continued to grow, with 21,000 customers added in the quarter. Our digital mix improved to 36% of total sales in the quarter.

In fixed, our broadband customer base increased by 22,000 in the quarter, and we now have 1.1 million customers. Over half of our broadband customers are converged. In November 2021, we announced the expansion of our long-term strategic partnership agreement with CityFibre, which in conjunction with our existing partnership with Openreach, now enables us to reach over 8 million households with full fibre broadband, more than any other provider in the UK.

Spain

Service revenue declined by 3.0%* (Q4: -5.1%*) driven by continued promotional activity in the value segment, and a reduction in mobile termination rates, partially offset by seasonally higher visitor revenue.

In mobile, we added 38,000 contract customers in the quarter. Mobile contract churn significantly reduced, by 2.5 percentage points year-on-year to 17.6%, reflecting our continued focus on improving customer loyalty. Our second brand, ‘Lowi’, added 84,000 customers during the quarter and now has a total customer base of 1.6 million. Our broadband customer base declined by 30,000 and our TV customer base remained stable in the quarter.

In June 2022, we launched a new product portfolio, focusing on simplified and more transparent tariff plans to further improve customer loyalty.

We continue to see good demand for our Business products, including a significant number of registration requests to the digital toolkit platform. Over 8,000 Business customers have already registered on the platform, with Vodafone being the orchestrator of their access to digital services. The platform was launched in March 2022 by the Spanish government to deliver EU recovery funding initiatives for small and medium sized enterprises.

Other Europe

Service revenue increased by 2.5%* (Q4: 2.7%*), with good growth in both mobile and fixed. An improved performance in the majority of our markets was partially offset by a decline in Romania and Albania.

In Portugal, we maintained our good commercial momentum, and we added 46,000 mobile contract customers and 12,000 fixed broadband customers in the quarter. In Ireland, service revenue growth was driven by strong commercial momentum, and also supported by contractual price increases in the Consumer segment. Our mobile contract customer base increased by 14,000. In Greece, we added 32,000 mobile contract customers, including migrations from prepaid customers. Contract customer loyalty rates improved, with churn down by 0.7 percentage points year-on-year to 8.9%.

Vodacom Growth in South Africa, and strong data demand in international markets

Vodacom’s service revenue grew by 2.9%* (Q4: 3.1%*) with growth in both South Africa and Vodacom’s international markets.

In South Africa, service revenue growth was supported by contract price increases implemented from 1 April, and growth in new services such as IoT. This was partially offset by a temporary delay in social grants impacting consumer discretionary spending. We added 50,000 mobile contract customers in the quarter, supported by our more-for-more ‘Vodafone Red’ proposition, and 68.3% of our mobile customer base now uses data services. Financial Services revenue in South Africa grew by 4.6%* to €39.5 million, reflecting strong demand for our insurance services. Our VodaPay ‘super-app’ launched in October 2021, and has reached 1.9 million registered users.

In Vodacom’s international markets, service revenue growth was supported by strong growth in data revenue. This was partially offset by the impact of mobile money levies in Tanzania introduced during Q2 FY22, but which the Government has further reduced from July 2022. M-Pesa revenue as a share of service revenue increased by 0.1 percentage points to 23.8%. Over 59% of Vodacom’s international customer base is now using data services.

In November 2021, Vodacom Group announced it had entered into an agreement to acquire Vodafone Egypt from Vodafone for a total consideration of €2.4 billion. As a result, Vodafone Group’s ownership in Vodacom Group will increase from 60.5% to 65.1%. The transaction is subject to Egyptian regulatory approval.

Further information on our operations in Africa can be accessed here: vodacom.com.

Other Markets Turkey, Egypt and Ghana

Service revenue growth remained broadly stable at 24.7%* (Q4: 19.8%*) as a result of strong customer base and ARPU growth, and higher contribution from Turkey, impacted by accelerating inflation. Reported service revenue decreased by 1.8%, as higher service revenue was offset by the depreciation of the Turkish lira versus the euro.

Service revenue growth in Turkey was due to the acceleration of inflationary price increases, and customer base growth. We maintained our good commercial momentum, with 418,000 mobile contract net additions in the quarter, including migrations from prepaid customers. Customer loyalty rates continued to improve, with contract churn down by 2.6 percentage points year-on-year to 12.6%.

Service revenue in Egypt continued to grow, reflecting strong customer base growth and increased data usage. During the quarter, we added 1.1 million prepaid mobile customers.

Hyperinflationary accounting in Turkey

Service revenue in Turkey increased to 35.8%* in Q1 FY23, driven by higher inflation, impacting Group service revenue growth by 0.3pp. Organic growth metrics exclude the impact of the hyperinflation adjustment in Q1 FY23 in Turkey. Group service revenue growth excluding Turkey was 1.6%* (Q4: 1.4%*).

As anticipated and explained in the Group’s reporting for the year ended 31 March 2022, Turkey now meets the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for amounts reported by Vodafone Turkey for the period commencing 1 April 2022.

Consequently, revenue amounts presented for Turkey for the quarter ended 30 June 2022 are measured based on their present value equivalent as at 30 June 2022 using an inflation index multiplier before translation to euros at the reporting date exchange rate. The inflationary adjustments to the Group’s revenue and service revenue for the quarter ended 30 June 2022 increased by €1 million each. Previously reported comparative consolidated financial information for Turkey has not been re-presented.

Vantage Towers Delivering on our plan

Total revenue increased to €325 million, and 340 new tenancies were added during the period, bringing the tenancy ratio to 1.44x. Vantage Towers reached a number of new partnership agreements with customers during the quarter. Vantage Towers reported its results on 21 July 2022. Further information on Vantage Towers can be accessed here: vantagetowers.com.

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly-titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 8	Revenue	Page 9
Organic service revenue growth	Page 8	Service revenue	Page 9
Organic mobile service revenue growth	Page 8	Service revenue	Page 9
Organic fixed service revenue growth	Page 8	Service revenue	Page 9
Organic Group service revenue growth excluding Turkey	Page 8	Service revenue	Page 9
Organic Vodafone Business service revenue growth	Page 8	Service revenue	Page 9
Organic financial services revenue growth in South Africa	Page 8	Service revenue	Page 9
Organic retail service revenue growth in Germany	Page 8	Service revenue	Page 9

Definition and use of organic growth measures

All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey in Q1 FY23 and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue metrics, as follows:

-	Revenue

-	Service revenue;

-	Mobile service revenue;

-	Fixed service revenue;

-	Group service revenue excluding Turkey;

-	Vodafone Business service revenue;

-	Financial services revenue in South Africa; and

-	Retail service revenue in Germany.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-	It is used for internal performance analysis; and

-	It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Quarter ended 30 June 2022

	Q1 FY23	Q1 FY22	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,857	2,872	(0.5)	-	-	(0.5)
Mobile service revenue	1,264	1,254	0.8	-	-	0.8
Fixed service revenue	1,593	1,618	(1.5)	(0.1)	-	(1.6)
Italy	1,052	1,076	(2.2)	(0.1)	-	(2.3)
Mobile service revenue	745	782	(4.7)	-	-	(4.7)
Fixed service revenue	307	294	4.4	(0.2)	-	4.2
UK	1,360	1,256	8.3	-	(1.8)	6.5
Mobile service revenue	1,003	895	12.1	-	(1.8)	10.3
Fixed service revenue	357	361	(1.1)	-	(1.6)	(2.7)
Spain	898	925	(2.9)	(0.1)	-	(3.0)
Other Europe	1,254	1,228	2.1	-	0.4	2.5
Vodacom	1,214	1,126	7.8	-	(4.9)	2.9
Other Markets	814	829	(1.8)	(0.1)	26.6	24.7
Vantage Towers	–	–	–	–	–	–
Common Functions	128	125
Eliminations	(63)	(47)
Total service revenue	9,514	9,390	1.3	-	1.2	2.5
Other revenue	1,764	1,711
Revenue	11,278	11,101	1.6	-	1.1	2.7

Other growth metrics
Group service revenue excluding Turkey	9,205	9,011	2.2	-	(0.6)	1.6
Vodafone Business - Service revenue	2,558	2,542	0.6	0.7	0.4	1.7
South Africa - Financial services revenue	40	33	21.2	-	(16.6)	4.6
Germany - Retail service revenue	2,798	2,800	(0.1)	-	-	(0.1)

Quarter ended 31 March 2022

	Q4 FY22	Q4 FY21	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,903	2,885	0.6	0.2	–	0.8
Mobile service revenue	1,282	1,274	0.6	1.8	–	2.4
Fixed service revenue	1,621	1,611	0.6	(1.0)	–	(0.4)
Italy	1,085	1,084	0.1	(0.9)	–	(0.8)
Mobile service revenue	758	788	(3.8)	0.7	–	(3.1)
Fixed service revenue	327	296	10.5	(5.2)	–	5.3
UK	1,341	1,231	8.9	(2.3)	(4.6)	2.0
Mobile service revenue	972	880	10.5	–	(4.6)	5.9
Fixed service revenue	369	351	5.1	(7.3)	(4.8)	(7.0)
Spain	908	951	(4.5)	(0.6)	–	(5.1)
Other Europe	1,242	1,233	0.7	2.6	(0.6)	2.7
Vodacom	1,192	1,078	10.6	(0.1)	(7.4)	3.1
Other Markets	801	827	(3.1)	(0.1)	23.0	19.8
Vantage Towers	–	–	–	–	–	–
Common Functions	134	136
Eliminations	(60)	(59)
Total service revenue	9,546	9,366	1.9	(0.1)	0.2	2.0
Other revenue	1,861	1,815
Revenue	11,407	11,181	2.0	(0.1)	0.2	2.1

Other growth metrics
Group service revenue excluding Turkey	9,262	8,966	3.3	(0.1)	(1.8)	1.4
Germany - Retail service revenue	2,841	2,812	1.0	0.2	–	1.2

Definitions

Key terms are defined below. See page 8 for the location of definitions for non-GAAP measures.

Term	Definition
Adjusted EBITDAaL	Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.
Adjusted free cash flow (‘Adjusted FCF’)	Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A and Vantage Towers growth capital expenditure.
Africa	Comprises the Vodacom Group and businesses in Egypt and Ghana.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Net Promoter Score (‘NPS’)	Net Promotor Score is a widely used customer loyalty and satisfaction measurement.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Depreciation and amortisation	The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and right-of-use assets.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Integration capital expenditure	Capital expenditure incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
MVNO	Mobile Virtual Network Operator: companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets comprise Turkey, Egypt and Ghana.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Retail service revenue	Retail service revenue comprises service revenue (see below) excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue.
Revenue	The total of Service revenue (defined below) and Other revenue (defined above).
Roaming and Visitor	Roaming: allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad. Visitor: revenue received from other operators or markets when their customers roam on one of our markets’ networks.
Service revenue	Service revenue is all revenue related to the provision of ongoing services to the Group’s Consumer and Business customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Notes

1.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers A.G. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 30 June 2021 unless otherwise stated.
3.	References to “Q4” and “Q1” are to the three months ended 31 March 2022 and 30 June 2022, respectively, unless otherwise stated. References to the “year”, “financial year” or “FY23” are to the financial year ending 31 March 2023. References to the “last year”, “last financial year” or “FY22” are to the financial year ended 31 March 2022 unless otherwise stated.
4.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, DRC, Tanzania, Mozambique and Lesotho.
5.	Quarterly historical information is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports-presentations
6.	This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2023; the Group’s sustainable business strategy and 2025 targets; the sale of Vodafone Egypt; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the Group’s environmental targets, expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; infrastructure competitiveness; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties or portfolio transformation; acquisitions and divestment of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s Annual Report for the financial year ended 31 March 2022. The Annual Report can be found on the Group’s website (https://investors.vodafone.com/reports-information). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2022

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 25, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary